UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number 001-39349

DoubleDown Interactive Co., Ltd.

(Exact name of registrant as specified in its charter)

Joseph A. Sigrist, Chief Financial Officer

c/o DoubleDown Interactive, LLC

605 5th Avenue, Suite 300

Seattle, WA 98104

+1-206-408-4545

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Convocation of Extraordinary General Meeting of Shareholders

On July 19, 2022, the Board of Directors of DoubleDown Interactive Co., Ltd. (the “Company”) resolved to convene an extraordinary general meeting of shareholders (the “EGM”). The details of the EGM are as follows:

•	Date and Time: August 26, 2022, 11:00 A.M. (Korea Standard Time) / August 25, 2022, 10:00 P.M. (Eastern Time, USA)

•

Who Can Attend: Holders of the Company’s common shares as of August 3, 2022 (the “Record Date”). Holders of American Depositary Share (“ADSs”), each representing 0.05 of a common share of the Company, as of the Record Date may not attend in person or vote at the EGM, and instead, will need to instruct Citibank, N.A., the depositary of the ADSs (the “Depositary”), as to how to vote the common shares represented by the ADSs. ADS holders who wish to attend the EGM or vote directly must cancel their respective ADSs in exchange for common shares of the Company, which cancellation and exchange must be completed prior to the Record Date, and therefore, will need to deliver their ADSs to the Depositary for cancellation with sufficient time prior to the Record Date to allow for the subsequent exchange of their ADSs for the underlying common shares before the Record Date.

•	Venue: Meeting room, 13th Floor, 152 Teheran-Ro, Gangnam-gu, Seoul

•

Methods of Attending: Holders of the ADSs should send Citibank, N.A., the depositary of the ADSs, their voting instructions using the ADS voting card as separately instructed. Citibank, N.A. expects to mail voting instructions to holders of the ADSs on or about August 11, 2022.

•	Proposals to be presented and considered at the EGM:

•	Proposal No. 1: Election of directors

i.	In Keuk Kim, Chief Executive Officer and Director
ii.	Joseph A. Sigrist, Chief Financial Officer and Director
iii.	Ki Chul Kim, Chief Data Officer and Director
iv.	Haenam Kim, Chief Marketing Officer and Director

•	Proposal No. 2: Election of Whanlim Kim as an Independent Director

•	Proposal No. 3: Approval of reduction of capital reserve in the amount of KRW 70,000,000,000 pursuant to Article 461-2 of the Korean Commercial Code.

Agenda details

1)	Election of directors whose current terms expire in November 2022 for 3-year term expiring in 2025

Name	Date of Birth	Term	New Appointment	Professional Experience	Other Positions Held (Institution Name and Title)
In Keuk Kim	April 1978	August 26, 2022 – August 25, 2025	No	• Chief Executive Officer, DoubleDown Interactive Co., Ltd. • Chief Executive Officer, DoubleUDiamond, LLC • Executive Director and Chief Strategy Officer, DoubleU Games Co., Ltd.	• DoubleU Games Co., Ltd.

Joseph A. Sigrist	March 1961	August 26, 2022 – August 25, 2025	No	• Chief Financial Officer, DoubleDown Interactive Co., Ltd. • Senior Vice President, Global Product Development & Operations, International Game Technology PLC	—

Ki Chul Kim	October 1978	August 26, 2022 – August 25, 2025	No	• Chief Data Officer, DoubleDown Interactive Co., Ltd. • Executive Director and Chief Marketing Officer, DoubleU Games Co., Ltd. • Director, Hulab Co., Ltd.	• DoubleU Games Co., Ltd.

Haenam Kim	August 1978	August 26, 2022 – August 25, 2025	No	• Chief Marketing Officer, DoubleDown Interactive Co., Ltd. • Chief Operating Officer, DoubleUDiamond, LLC • Software Business Unit Sales Leader, IBM Collaboration and Talent Solutions	—

2)	Election of new independent director for 3-year term ending in 2025

Name	Date of Birth	Term	New Appointment	Professional Experience (including current position)	Other Positions Held (Institution Name and Title)
Whanlim Kim	April 1982	August 26, 2022 – August 25, 2025	Yes	• Chief Executive Officer, A Driven, Inc. • Chief Operating Officer, WiderPlanet, Co., Ltd. • Chief Strategy Officer, DigitalFirst Inc. • Chief Strategy Officer, IGA Works Inc.	• A Driven, Inc. • WiderPlanet , Co., Ltd. • DigitalFirst Inc. • IGA Works Inc.

3)	Approval of reduction of capital reserve in the amount of KRW 70,000,000,000 pursuant to Article 461-2 of the Korean Commercial Code.

Issuance of Press Release

On July 21, 2022, the Company issued a press release announcing the convocation of the EGM.

The press release is being furnished in this report on Form 6-K as Exhibit 99.1 pursuant to General Instruction B to the Form 6-K and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of the Company, dated July 21, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOUBLEDOWN INTERACTIVE CO., LTD.

Date: July 21, 2022	By:	/s/ Joseph A. Sigrist
Name: Joseph A. Sigrist
Title: Chief Financial Officer